

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

February 17, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 16, 2021 The Nasdaq Stock Market (the "Exchange") received from Midas Gold Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate effectiveness of the Form 8-A 12(b) and we hereby join in such request.

Sincerely,

William Slattery